EXHIBIT 99(a)(5)
Penske Automotive Group Announces Put Option Notification for 3.5% Senior Subordinated Convertible Notes Due 2026
Bloomfield Hills, MI. March 3, 2011—Penske Automotive Group, Inc. (NYSE: PAG), an international automotive retailer, today announced that it is notifying holders of the $150,602,000 outstanding principal amount of its 3.5% Senior Subordinated Convertible Notes due 2026 (the “Notes”) that pursuant to the terms of the Notes, they have an option to require the Company to purchase, on April 1, 2011, all or a portion of such holders’ Notes (the “Put Option”) at a price equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, April 1, 2011. The Company will pay for any Notes validly tendered for payment with cash.
As required by Securities and Exchange Commission rules, the Company will file a Tender Offer Statement on Schedule TO later today. In addition, the Company notice to holders (a copy of which will be attached as an exhibit to such Schedule TO) specifying the terms, conditions and procedures for exercising the Put Option will be available through The Depository Trust Company and the paying agent, The Bank of New York Mellon Trust Company, N.A. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Put Option.
Noteholders’ opportunity to exercise the Put Option will commence on March 3, 2011, and will terminate at 5:00 p.m. Eastern Time, on March 31, 2011. Holders may withdraw any previously delivered purchase notice pursuant to the terms of the Put Option at any time prior to 5:00 p.m. Eastern Time, on March 31, 2011.
The address of The Bank of New York Mellon Trust Company, N.A. is Corporate Trust Operations, 2 N. La Salle Street, Suite 1020, Chicago, IL 60602, Attention: Mr. Dan Donovan, Phone: (312) 827-8547, Fax: (312) 827-8542. Email: dan.donovan@bnymellon.com
This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.
About Penske Automotive Group, Inc.
Penske Automotive Group, Inc.(NYSE: PAG), headquartered in Bloomfield Hills, Michigan, operates 326 retail automotive franchises, representing 39 different brands and 26 collision repair centers. Penske Automotive, which sells new and previously owned vehicles, finance and insurance products and replacement parts, and offers maintenance and repair services on all brands it represents, has 173 franchises in 17 states and Puerto Rico and 153 franchises located outside the United States, primarily in the United Kingdom. Penske Automotive is a member of the Fortune 500 and Russell 1000 and has approximately 14,500 employees. For additional information, visit PenskeAutomotive.com
Penske Automotive Group contacts:
Bob O’Shaughnessy
Executive Vice President Finance
Penske Automotive Group
248-648-2800
boshaughnessy@penskeautomotive.com

or

Anthony R. Pordon
Senior Vice President
Penske Automotive Group
248-648-2540
tpordon@penskeautomotive.com